SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SCHEDULE 13G TO AMEND THE

SCHEDULE 13D FILED BY ABG II-SO LIMITED AND RELATED PARTIES ON JULY 10, 2017

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83587F202

(CUSIP Number)

February 14, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202

EXPLANATORY NOTE

This Schedule 13G is being filed as Amendment No. 3 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2017 by ABG II-SO Limited and related parties, as subsequently amended on February 8, 2018 and February 13, 2019. This Schedule 13G is being filed in order to reflect that (i) ABG II-SO Limited, (ii) ABG Innovation-SO Limited, (iii) Ally Bridge Group Capital Partners II, L.P., (iv) ABG SRNE Limited, (v) Ally Bridge Group Innovation Capital Partners III, L.P., (vi) ABG Management Ltd. and (vii) Mr. Fan Yu (the “Reporting Persons”) have ceased to hold more than 5% of the outstanding shares of Common Stock of Sorrento Therapeutics, Inc.

1)	Names of Reporting Persons. ABG II-SO Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 460,588*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 460,588*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 460,588*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 0.3%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 460,588 shares of Common Stock held by ABG II-SO Limited.

** Based on 167,798,120 shares of Common Stock outstanding as of December 31, 2019, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on January 29, 2020.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge Group Capital Partners II, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 460,588*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 460,588*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 460,588*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 0.3%**

12)	Type of Reporting Person (See Instructions) PN

* Includes 460,588 shares of Common Stock held by ABG II-SO Limited. Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited.

** Based on 167,798,120 shares of Common Stock outstanding as of December 31, 2019, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on January 29, 2020.

CUSIP No. 83587F202

1)	Names of Reporting Persons. ABG SRNE Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 3,041,759*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 3,041,759*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,759*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 1.8%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 3,041,759 shares of Common Stock held by ABG SRNE Limited.

** Based on 167,798,120 shares of Common Stock outstanding as of December 31, 2019, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on January 29, 2020.

CUSIP No. 83587F202

1)	Names of Reporting Persons. ABG Innovation-SO Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 1,408,027*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,408,027*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,027*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 0.8%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited.

** Based on 167,798,120 shares of Common Stock outstanding as of December 31, 2019, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on January 29, 2020.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge Group Innovation Capital Partners III, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 4,449,786*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 4,449,786*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,449,786*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 2.7%**

12)	Type of Reporting Person (See Instructions) PN

* Includes 3,041,759 shares of Common Stock held by ABG SRNE Limited and 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited.

** Based on 167,798,120 shares of Common Stock outstanding as of December 31, 2019, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on January 29, 2020.

CUSIP No. 83587F202

1)	Names of Reporting Persons. ABG Management Ltd.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 0

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 0%*

12)	Type of Reporting Person (See Instructions) CO

* Based on 167,798,120 shares of Common Stock outstanding as of December 31, 2019, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on January 29, 2020.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Yu Fan

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 4,910,374*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 4,910,374*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,910,374*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 2.9%**

12)	Type of Reporting Person (See Instructions) IN

* Includes 3,041,759 shares of Common Stock held by ABG SRNE Limited, 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited and 460,588 shares of Common Stock held by ABG II-SO Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is controlled by ABG Innovation Capital Partners III GP, L.P., which is in turn controlled by ABG Innovation Capital Partners III GP Limited. Mr. Fan Yu is the sole shareholder and director of ABG Innovation Capital Partners III GP Limited.

Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited. Ally Bridge Group Capital Partners II, L.P. is controlled by ABG Capital Partners II GP, L.P., which is in turn controlled by ABG Capital Partners II GP Limited. Mr. Fan Yu is the sole shareholder and director of ABG Capital Partners II GP Limited.

Mr. Fan Yu may be deemed to have voting control and investment discretion over the securities held by ABG SRNE Limited, ABG Innovation-SO Limited and ABG II-SO Limited.

** Based on 167,798,120 shares of Common Stock outstanding as of December 31, 2019, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on January 29, 2020.

Item 1(a)	Name of Issuer: Sorrento Therapeutics, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 9380 Judicial Drive, San Diego, CA 92121

Item 2(a)

Name of Person Filing:

This Schedule 13G is filed by (i) ABG II-SO Limited (“ABG II–SO”), a limited company incorporated under the laws of the British Virgin Islands, (ii) ABG Innovation-SO Limited (“ABG Innovation”), a limited company incorporated under the laws of the British Virgin Islands, (iii) Ally Bridge Group Capital Partners II, L.P., a limited partnership incorporated under the laws of the Cayman Islands, (iv) ABG SRNE Limited (“ABG SRNE”), a limited company incorporated under the laws of the British Virgin Islands, (v) Ally Bridge Group Innovation Capital Partners III, L.P., a limited company incorporated under the laws of the Cayman Islands, (vi) ABG Management Ltd., a limited company incorporated under the laws of the Cayman Islands and (vii) Mr. Fan Yu (ABG II–SO, ABG Innovation, Ally Bridge Group Capital Partners II, L.P., ABG SRNE, Ally Bridge Group Innovation Capital Partners III, L.P., ABG Management Ltd. and Mr. Fan Yu collectively being referred to as the “Reporting Persons”).

ABG II-SO directly holds the 460,588 shares of Common Stock being reported in this Schedule 13G. ABG II-SO Limited is a wholly-owned subsidiary of Ally Bridge Group Capital Partners II, L.P. Ally Bridge Group Capital Partners II, L.P. is controlled by ABG Capital Partners II GP, L.P., which is in turn controlled by ABG Capital Partners II GP Limited. Mr. Fan Yu is the sole shareholder and director of ABG Capital Partners II GP Limited.

ABG Innovation directly holds the 1,408,027 shares of Common Stock being reported in this Schedule 13G. Ally Bridge Group Innovation Capital Partners III, L.P. owns the sole voting share in ABG Innovation. Ally Bridge Group Innovation Capital Partners III, L.P. is controlled by ABG Innovation Capital Partners III GP, L.P., which is in turn controlled by ABG Innovation Capital Partners III GP Limited. Mr. Fan Yu is the sole shareholder and director of ABG Innovation Capital Partners III GP Limited.

ABG SRNE directly holds the 3,041,759 shares of Common Stock being reported in this Schedule 13G. Ally Bridge Group Innovation Capital Partners III, L.P. owns the sole voting share in ABG SRNE. Ally Bridge Group Innovation Capital Partners III, L.P. is controlled by ABG Innovation Capital Partners III GP, L.P., which is in turn controlled by ABG Innovation Capital Partners III GP Limited. Mr. Fan Yu is the sole shareholder and director of ABG Innovation Capital Partners III GP Limited.

Mr. Fan Yu, by virtue of being the sole shareholder and director of ABG Capital Partners II GP Limited and ABG Innovation Capital Partners III GP Limited, may be deemed to have voting control and investment discretion over the securities held by ABG II-SO, ABG Innovation and ABG SRNE.

At the time of the last Amendment jointly filed by the Reporting Persons, the Reporting Persons determined that the Reporting Persons, together with Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited and Mr. Bin Li (collectively, the “Ally Bridge LB Reporting Persons”), may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act. However, the Reporting Persons have reconsidered their relationships with the Ally Bridge LB Reporting Persons in light of the current circumstances, as well as their individual activities and intent with respect to the Common Stock beneficially owned by the Reporting Persons, and have determined that the Reporting Persons, on the one hand, and the Ally Bridge LB Reporting Persons, on the other hand, are no longer to be considered a “group”. Following a restructuring transaction, Mr. Fan Yu no longer serves as a director of Ally Bridge LB Management Limited, and the Reporting Persons and the Ally Bridge LB Reporting Persons no longer act in concert for the purpose of acquiring, holding, voting or disposing of the Common Stock. There is no contract, arrangement, understanding or relationship with respect to the Common Stock beneficially owned by the Reporting Persons that would result in “group” status between the Reporting Persons, on the one hand, and the Ally Bridge LB Reporting Persons, on the other hand. As a result, the Reporting Persons are no longer deemed to beneficially own more than 5% of the outstanding shares of the Common Stock.

Item 2(b)

Address of Principal Business Office or, if none, Residence:

Address of the principal office or, if none, residence of each of ABG II-SO Limited, Ally Bridge Group Capital Partners II, L.P., ABG SRNE Limited, Ally Bridge Group Innovation Capital Partners III, L.P., ABG Management Ltd., ABG Innovation-SO Limited and Mr. Fan Yu is c/o ABG Management Ltd., Unit 3002-3004, 30 Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Item 2(c)	Citizenship: See responses to Item 4 on each cover page
Item 2(d)	Title of Class of Securities: Common Stock, $0.0001 par value
Item 2(e)	CUSIP Number: 83587F202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
(a) Amount beneficially owned: See responses to Item 9 on each cover page
(b) Percent of class: See responses to Item 11 on each cover page
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See responses to Item 2(a).

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

ABG II-SO LIMITED

By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

ALLY BRIDGE GROUP CAPITAL PARTNERS II, L.P.
acting by its general partner ABG Capital Partners II GP, L.P.
acting by its general partner ABG Capital Partners II GP Limited

By:	/s/ YU Fan
Name: YU Fan
Title: Director

ABG SRNE LIMITED

By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

ABG Innovation-SO Limited

By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

ALLY BRIDGE GROUP INNOVATION CAPITAL PARTNERS III, L.P.
acting by its general partner ABG Innovation Capital Partners III GP, L.P. acting by its general partner ABG Innovation Capital Partners III GP Limited

By:	/s/ YU Fan
Name: YU Fan
Title: Director

ABG MANAGEMENT LTD.

By:	/s/ YU Fan
Name: YU Fan
Title: Director

Yu Fan

/s/ YU Fan

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement